

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Alex Yamashita
Chief Executive Officer
Blue Safari Group Acquisition Corp
Cheung Kong Center,
58 Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: Blue Safari Group Acquisition Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2021**
> **File No, 333-255844**

Dear Mr. Yamashita:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. We note your response to our prior comment 2 and reissue in part. Consistent with your disclosure in the filing, please ensure that the exclusive forum provision in your form of rights agreement filed as Exhibit 4.4 states clearly that it will not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Giovanni Caruso, Esq.